FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ✓  Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____No  ✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
N/A

This Form 6-K consists of:

A press release regarding the announcement of 2010 shareholders meeting results of JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on July 6, 2010.

JA Solar Announces 2010 Shareholder Meeting Results

SHANGHAI - July 6- JA Solar Holdings Co., Ltd. (Nasdaq: JASO), a leading manufacturer of high-performance solar power products, today announced the results of the Company’s annual general meeting of shareholders, held on June 30, 2010 in Shanghai, China.

JA Solar has obtained shareholder approval for the matter submitted at the Company’s 2010 annual general meeting. Specifically, Mr. Yuwen Zhao and Dr. Peng Fang were elected to the board of directors of JA Solar.

For more detailed information regarding the shareholder resolution adopted at the Company’s annual general meeting of shareholders, please review the Notice of Annual General Meeting of Shareholders at www.jasolar.com.

About JA Solar Holdings Co., Ltd.
JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

Contact:
Alexis Pascal
Stapleton Communications
alexis@stapleton.com
1.650.470.0200

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Peng Fang

Name:	Peng Fang

Title:	Chief Executive Officer

Date: July 7, 2010